

July 26, 2010

Mr. Steven V. Lant
President and Chief Executive Officer
CH Energy Group, Inc.
284 South Avenue
Poughkeepsie, New York 12601-4829

> **Re: CH Energy Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 10, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 18, 2010**
> **Form 10-Q for the Fiscal Period Ended March 31, 2010**
> **Filed May 7, 2010**
> **File No. 333-52797**

Dear Mr. Lant:

        We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director